Exhibit 99.5

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

July 28, 2010		Trading Symbol: TSX - OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN EXPLORATIONS LTD. ANNOUNCES BOUGHT DEAL
FINANCING FOR C$15 MILLION

July 28, 2010, Vancouver, British Columbia – Oromin Explorations Ltd. (TSX:OLE) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Cormark Securities Inc. and RBC Capital Markets, under which the underwriters have agreed to purchase on a “bought deal” basis by way of a short form prospectus, a total of 18,750,000 common shares (the “Shares”), at a price of C$0.80 per Share for gross proceeds of C$15 million.

The Shares will be offered in the Provinces of Ontario, Alberta and British Columbia by short form prospectus, and in such other jurisdictions, including the United States and in those jurisdictions outside of Canada which are agreed to by the Company and the Underwriters, where the Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Underwriters shall also have the option to purchase from the Company up to an additional 2,812,500 Shares issued under the final prospectus to cover over-allotments and for market stabilization purposes.

The offering is expected to close on or about August 20, 2010 and is subject to Oromin receiving all necessary regulatory approvals.

Net proceeds of the offering will be used for exploration and general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

FOR FURTHER INFORMATION PLEASE CONTACT:

Oromin Explorations Ltd.
David Scott
Investor Relations
T. (604) 331-8772 or Toll-Free (877) 529-8475
F. (604) 331-8773
dscott@mine-tech.com
www.oromin.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release